January 14, 2009

Mr. Joseph F. Keefe
President and Chief Executive Officer
Pax World Management Corp.
30 Penhallow Street, Suite 400
Portsmouth, New Hampshire 03801

Re: Pax World Funds Trust II
File Nos.: 811-22187 and 333-156141

Dear Mr. Keefe:

We have reviewed the registration statement on Form N-1A for the Pax
World Funds Trust II (the "Trust") filed with the Commission on December
15, 2008. The registration statement has three series, sShares KLD North
America Sustainability Index ETF, sShares KLD Europe Asia Pacific
Sustainability Index ETF, and sShares FTSE Environmental Technologies
(ET50) Index ETF (each a "Fund" or collectively the "Funds"). Based on our
review of the registration statement, we have the following comments. The
captions we use below correspond to the captions the Trust uses in its
registration statement.

Prospectus

Cover Page

Please inform us whether Pax or any of its affiliates have any influence on
the securities KLD selects for inclusion in their indices.

Page 4, Principal Investment Strategies

Disclosure in this section states that each Fund may invest up to 20% of its
total assets in securities not included in its Index. Section II.A.2. of
Investment Company Act of 1940 Act Release No. 24828 (March 31, 2001)
("Investment Company Names Release") states that index funds would be

expected to invest *more than 80%* of their assets in investments connoted by the applicable index. Please revise this disclosure accordingly.

Pages 5-6, ESG Criteria

General Instructions C.3.(a) and (c) of Form N-1A require that information required by Items 2 and 3 be presented in numerical order at the front of the prospectus. This information may not be preceded by any other Item except the Cover Page or a table of contents. Accordingly, this section should be moved to follow the Risk/Return Summaries for the Funds.

Two of the Funds track KLD indices with the word "sustainability" in their names. Please disclose KLD's "sustainability" criteria and describe the process they use to select companies that meet its "sustainability" criteria.

If an Index is concentrated in the securities of a particular industry or group of related industries at the present time, provide a discussion of such concentration in the appropriate Risk/Return Summary for each Fund.

Pages 7-8, Index Description

Disclosure in this section states that the Index measures the performance of securities of issuer *organized* or *operating* in North America. Please explain to us how the criteria of being *organized* or *operating* in North America exposes the issuer's assets to the economic fortunes and risks of North America. See II.A.2. of the Investment Company Names Release.

Please provide a list of the countries that may be included in the Index and explain how the Index will be weighted.

Please disclose the market capitalization range of the Index as of a recent date. If the Fund may invest in small or mid-cap companies, discuss the risks associated with such companies in the Principal Risks section of the Risk/Return Summary.

Page 8, Principal Investment Risks

Please disclose as a stand-alone statement that loss of money is a risk of investing in the Fund. See Item 2(c)(1) i) of Form N-1A.

Disclosure on page 23 of the Statement of Additional Information states that the Fund is non-diversified. Please include that information in this section along with disclosure of the risks of non-diversification. See Item 2(c)(1)(iv) of Form N-1A.

<u>Page 9, Non-U.S. Securities Risk</u>

Please revise the disclosure in this section to refer specifically to the risks of investing in North America.

<u>Page 13, Index Description</u>

Disclosure in this section states that the Index measures the performance of securities of issuer *organized* or *operating* in Europe and the Asia Pacific region. Please explain to us how the criteria of being *organized* or *operating* in these regions exposes the issuer's assets to the economic fortunes and risks of Europe and the Asia Pacific region. See II.A.2. of 1940 Act Release No. 24828 (March 31, 2001).

Please provide a list of the countries that may be included in the Index and explain how the Index will be weighted.

Please disclose the market capitalization range of the Index as of a recent date. If the Fund may invest in small or mid-cap companies, discuss the risks associated with such companies in the Principal Risks section of the Risk/Return Summary.

<u>Page 15, Non-U.S. Securities Risk</u>

Please revise the disclosure in this section to refer specifically to the risks of the countries in Europe and the Asia Pacific region in which the Fund may invest.

<u>Page 19, Index Description</u>

Disclose the criteria for determining if an issuer has a *core business* in environmental technologies (e.g., derive more than 50% of their revenues from the development and operation of environmental technologies). Also, please provide a definition of the term *pure play*.

Please disclose the market capitalization range of the Index as of a recent date. If the Fund may invest in small or mid-cap companies, discuss the risks associated with such companies in the Principal Risks section of the Risk/Return Summary.

Page 22, Sustainable Investing Risk

This section discusses the Fund's "sustainable investing policies". The Fund's "Principal Investment Strategies" section does not discuss sustainable investing. Either provide such a discussion in the "Principal Investment Strategies" section or delete the above risk. Also, disclose the risks of investing in environmental technology companies.

Page 25, Portfolio Manager

Please disclose Mr. Christopher H. Brown's length of service as portfolio manager for the Funds. See Item 5(a)(2) of Form N-1A.

Pages 26-27, Determination of Net Asset Value

Because the Funds may have portfolio securities that are primarily listed on foreign exchanges that trade on weekends or other days when the Funds do not price their shares, disclose that the net asset value of the Funds' shares may change on days when shareholders will not be able to purchase or redeem Fund shares. See Instruction 2 to Item 6(a)(3) of Form N-1A.

Page 29, Investments by Registered Investment Companies

Please confirm to us that if any fees are incurred due to investments made in other registered investment companies, their expenses will be included in the Fee and Expense table as "Acquired Fund Fees and Expenses". See Instruction 3(f) to Item 3 of Form N-1A.

Pages 30-31, Creation and Redemption

Since the Participant Agreement has yet to be filed, please confirm to us that the agreement does not require an early receipt cut-off for any transaction (e.g., receipt by 3:00 p.m.).

Statement of Additional Information

Page 44, Investment Restrictions

Please provide a concentration policy for each Fund as required by Item 11 (c)(1)(iv) of Form N-1A.

General Comments

Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

Please respond to this letter in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act of 1933. You should provide a response to all comments. Where no change is made in the filing in response to a comment, please so indicate in a supplemental letter for the information of the staff and briefly state the basis for such position. Please note the Rule 472 requirement for copies marked to show changes from the previous filing.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the Trust and its management are in possession of all facts relating to a fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Trust requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy for the disclosure in the filing; and
- the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Please direct any questions you may have regarding the filing or this letter of comment to me at (202) 551-6986.

Sincerely,

Patricia P. Williams
Accountant/Analyst